EQUINOX FRONTIER FUNDS

1775 Sherman Street, Suite 2010

Denver, Colorado 80203

VIA EDGAR

May 6, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Sonia Barros, Esq.

Re:	Equinox Frontier Funds
Registration Statement on Form S-1
File No. 333-210313

Dear Ms. Barros:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Equinox Frontier Funds, a Delaware Statutory Trust (“Registrant”), respectfully requests that the effective date of Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-210313) (“Registration Statement”) be accelerated so that the Registration Statement may become effective at 5:30 p.m., Eastern Time, on Friday, May 6, 2016, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Registrant may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call Matthew K. Kerfoot of Dechert LLP, legal counsel to the Registrant, at 212-641-5694.

Very truly yours,

EQUINOX FRONTIER FUNDS

By:	/s/ Robert J. Enck
Name: Robert J. Enck
Title: President and Chief Executive Officer